                                                                   EXHIBIT 12(B)
                           BANK OF BOSTON CORPORATION
        COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Including Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended
December 31, 1996 were as follows:

                                                         Years Ended December 31,
                                             -----------------------------------------------
(Dollars in millions)
                                             1996      1995      1994      1993       1992
                                            ------    ------    ------    ------     ------
Net income                                  $  650    $  678    $  542    $  367     $  338
Extraordinary items, net of tax                                      7                  (73)
Cumulative effect of changes
   in accounting principles, net of tax                                      (24)
Income tax expense                             483       529       422       262        190
                                             -----     -----     -----     -----      -----
     Pretax earnings                         1,133     1,207       971       605        455
                                             -----     -----     -----     -----      -----

Fixed charges:
     Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                            40        38        35        36         37

Interest on borrowed funds                     873     1,079     1,038       384        352

Interest  on deposits                        1,680     1,791     1,301     1,177      1,640
                                             -----     -----     -----     -----      -----

          Total fixed charges                2,593     2,908     2,374     1,597      2,029
                                             -----     -----     -----     -----      -----


Earnings (for ratio calculation)            $3,726    $4,115    $3,345    $2,202     $2,484
                                             =====     =====     =====     =====      =====


Total fixed charges                         $2,593    $2,908    $2,374    $1,597     $2,029
                                             =====     =====     =====     =====      =====

Ratio of earnings to fixed
   charges                                    1.44      1.42      1.41      1.38       1.22
                                             =====     =====     =====     =====      =====

For purposes of computing the consolidated ratio of earnings to fixed charges "earnings" represent income before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (including interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases.